Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-221842

June 29, 2018

Why the World Gold Council is listing another gold ETF

by David Tuckwell, 26th June 2018

Today’s new ETF listings from around the world.

USA

World Gold Council underprices everyone on gold ETFs

The World Gold Council – the driving force behind the world’s largest gold ETF (GLD) – is rolling out a second gold ETF in an effort to underprice iShares’ IAU and GraniteShares’ BAR, the two cheapest gold ETFs.

The SPDR Gold MiniShares Trust (GLDM) will be structured in the same way as GLD, offering physically-backed exposure to gold. The only difference, so far as we can tell, is that it will charge 0.18% rather than the 0.40% charged by GLD.

Analysis – why list an identical product and compete with yourself?

The World Gold Council already has a gold ETF. Which begs the question: why are they listing another one and choosing to compete with themselves? Why not simply lower the price of GLD?

In cracking this riddle, it can help to reopen the undergrad economics textbook and remember the lessons of present value. For ETF issuers with famous high fee products (think SPY, GLD, EEM), it makes sense to leave their higher priced ETFs as is, let them slowly bleed assets to cheaper competitors, and then launch their own cheaper identical competitors that cannibalise their original product. Why?

Well, their more expensive ETFs – the 0.40% GLD in this case – will lose assets to their competitors (or, at the very least, lose market share). But the profits lost on the assets bled to cheaper competitors will not be as great as the profits lost by immediately dropping fees after you adjust for present value.

Well, their more expensive ETFs – the 0.40% GLD in this case – will lose assets to their competitors (or, at the very least, lose market share). But the profits lost on the assets bled to cheaper competitors will not be as great as the profits lost by immediately dropping fees after you adjust for present value.

If the WGC cut fees by more than half, GLD’s profitability would fall by more than half immediately. And GLD would need to double its assets to hit the same revenue level that it had under its 0.40% fee line. Gathering these assets would take years, during which time present value would do its dirty work. And by the time they gathered them, GLD could well be earning less than it would have had it simply kept the product as is, higher fees and all and simply lost the assets. (A dollar in 5 years is worth less than a dollar today, etc).

iShares were the first to discover this. When Vanguard came along and underpriced their emerging markets ETF (EEM), they responded by inventing a “Core” Emerging Markets ETF (IEMG). IEMG and EEM were basically the same. But by listing a second product, iShares could keep fees on EEM high and catch at least some of the assets EEM lost over the years to lower fee products. Thus, at least in part, protecting its profits.

SPDR® Gold MiniSharesSM Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.